[redacted]

SI 09058320 MISSION

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SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeWaay Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13001 University Avenue
(No. and Street)

Clive	IA	50325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Young 515-273-1301

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC

(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	MO	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

AB 3/14

OATH OR AFFIRMATION

I, Robert M. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeWaay Financial Network, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M.S. DIAZ
Commission Number 751699
My Commission Expires
02.12.2011

Signature

Chairman & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeWaay Financial Network, LLC

Consolidated Balance Sheet

December 31, 2008

WEAVER & MARTIN

Member
DeWaay Financial Network, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of DeWaay Financial Network, LLC (the Company) as of December 31, 2008 and related statements of operations, member's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network, LLC as of December 31, 2008 and the results of its operations, member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin

Weaver & Martin
Kansas City, MO
February 21, 2009

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Consolidated Balance Sheet
December 31, 2008

Assets		
Current assets:		
Cash	$	394,741
Receivables		783,037
Receivables from affiliated companies		630
Prepaid assets		165,063
Deposits		107,100
Employee Term Notes, current portion		70,000
Inventory		3,183,944
Total current assets		4,704,515
Furniture and equipment, net of accumulated depreciation of $10,707		60,449
Employee Term Notes		210,000
Intangible assets, net of accumulated amortization of $10,667		149,333
Investments		111,500
Total long term assets		531,283
	$	5,235,798
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	554,953
Accounts payable, related parties		442,076
Payable to clearing broker dealer		1,007,132
Line of credit		490,527
Total current liabilities		2,494,688
Commitments		
Member's equity:		
Contributed capital		2,598,451
Retained earnings		142,659
Total member's equity		2,741,110
	$	5,235,798

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement Of Operations
Year Ended December 31, 2008

Commission revenue	$	10,277,648
Trading Income		2,316,917
Investment Advisory Fees		599,143
Other Revenue		290,445
Total Revenues		13,484,153
Expenses:		
Commission expense		9,083,094
Legal and professional		350,884
Office		683,154
Wages		2,003,622
Other general and administrative		1,542,139
		13,662,893
Loss from operations		(178,740)
Other income		143,014
Net loss	$	(35,726)

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Member's Equity
Year Ended December 31, 2008

Member's equity January 1, 2008	$	2,836,836
Net capital contributed (draws)		(60,000)
Net loss for the year ended December 31, 2008		(35,726)
Member's equity December 31, 2008	$	2,741,110

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Cash Flows
Year Ended December 31, 2008

Operating activities:		
Net loss	$	(35,726)
Adjustments to reconcile net income to cash flows provided by operating activities:		
Amortization of intangible asset		10,667
Depreciation of furniture and equipment		10,707
Change in assets and liabilities-		
Receivables		(144,527)
Prepaid expenses		(55,225)
Deposits		(7,100)
Accounts payable		370,539
Accounts payable, related parties		(51,225)
Cash provided by operating activities		98,110
Investing activities:		
Purchase of furniture & equipment		(50,481)
Employee Term Notes		(280,000)
Investments		(111,500)
Purchase of inventory		(3,183,944)
Cash used in investing activities		(3,625,925)
Financing activities:		
Clearing broker dealer payable		1,007,132
Proceeds from line of credit		490,527
Capital contributed/withdrawal, net		(60,000)
Cash provided from financing activities		1,437,659
Decrease in cash		(2,090,156)
Cash, beginning of year		2,484,897
Cash, end of year	$	394,741
Supplemental cash flow information:		
Interest paid	$	35,785
Income taxes paid	$	-

See notes to financial statements.

NOTE A – NATURE OF BUSINESS

We are a broker-dealer registered with the Securities and Exchange Commission and are members of the National Futures Association, Municipal Securities Rulemaking Board, and the Financial Industry Regulatory Authority. We are an Iowa Limited Liability Company and a wholly owned subsidiary of DFN Partners, LLC.

We are engaged in the business of investment banking, retail securities broker-dealer, underwriter of interstate and intrastate offerings, and as an underwriter of interstate and intrastate offering and of Direct Participation Program offerings.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. We have determined that as of December 31, 2008, there had been no impairment in the carrying value of our long-lived assets.

Inventory
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of December 31, 2008, approximately $3,000 of unrealized gains is included in the value of securities owned.

Investments
Investments are valued at cost. We wholly own Northpark Management, LLC and DeWaay Fund Management, LLC which serve as the general partner of Northpark Real Estate Investors, LLLP and DeWaay Investment Partners I, LLLP, respectively. As of December 31, 2008, the values of our investments were $40,000 in Northpark Real Estate Investors, LLLP and $71,500 in DeWaay Investment Partners I, LLLP.

Revenue Recognition
Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and us. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment
Property and Equipment is stated on the basis of cost. Depreciation is computed by using the straight line method over the estimated useful life (3, 5 or 7 years) of the asset.

Income Taxes
DeWaay Financial Network, LLC, is a subsidiary of its holding company, DFN Partners, LLC. DFN Partners, LLC has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the stockholders of DFN Partners, LLC are taxed on their proportionate share of the Company's taxable income.

Intangible Assets
FASB Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets* require that the purchase method of accounting be used for all business combinations. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. We evaluated our intangible assets, including goodwill, and determined there was no impairment. Our intangible assets will be amortized over a 15 year life.

Cash and Cash Equivalents
We maintain cash balances in accounts that may exceed federally insured limits. We consider all highly liquid unrestricted investments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments:
The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Recent Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November

15, 2007. The adoption of SFAS 159 is not expected to have material impact on the Company's financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations". SFAS 141 (Revised) establishes principals and requirements for how an acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110 regarding the use of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (R). Share-Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company currently uses the simplified method for "plain vanilla" share options and warrants, and will assess the impact of SAB 110 for fiscal year 2009. It is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures and Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133

and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB's amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60". SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

NOTE C – NET CAPITAL REQUIREMENTS

As a licensed securities dealer, the Company is required to maintain net capital of $250,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the Financial Industry Regulatory Authority.

NOTE D – RELATED PARY TRANSACTIONS

Mr. Donald DeWaay, a stockholder of DFN Partners, LLC also is the owner of DeWaay Capital Management, Inc., DeWaay Benefit Administrators, & Commerce Park, LLC. At December 31, 2008, we owed DeWaay Capital Management, Inc. $37,500 to reimburse DeWaay Capital Management, Inc. for events. The amount we paid for employee benefits, rent, and other expenses to DeWaay Capital Management, Inc. for the year ended December 31, 2008 was $1,164,000.

At December 31, 2008, we owed Mr. Donald DeWaay for commissions totaling $404,000. During the year ended December 31, 2008, we paid Donald DeWaay $4,817,000 in commissions.

NOTE E - CONCENTRATIONS

In 2008, we recognized 45% and 25% of our total revenue from two of our registered representatives.

Financial instruments that potentially subject the Company to credit risks include cash deposits and investments in excess of federally insured limits.

NOTE F – PENSION PLAN

Our employees are eligible to participate in the DeWaay and Associates 401(k) Profit Sharing Plan. Employees may immediately make deferral contributions to the Plan as long as they have attained the age of 21. Participants are immediately vested 100% in their deferred contributions. Participants are eligible to receive matching employer contributions. We match participant contributions using the safe harbor uniform percentage computation. Our contribution is an amount equal to 100% of each participant's deferral contributions, not to exceed 4% of the participant's compensation. Participants are vested in the employer matching contributions. For the year ended December 31, 2008 we made contribution match of $104,000 to the 401 (k) profit sharing plan.

NOTE G – EXEMPTION STATUS UNDER SEC RULE 15c3-3

We act as an underwriter of Direct Participation Partnerships offerings, sell application-way investment company offerings (mutual funds) and small corporate offerings. We have no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and we receive a commission from the transaction. We believe that the transactions of DeWaay Financial Network, LLC are within the exemptions section, which is located at Rule 15c3-3 (k)(2)(ii).

NOTE H – COMPUTATION OF NET CAPITAL

In compliance with the Financial Industry Regulatory Authority, net capital at December 31, 2008 is computed as follows:

Total Stockholder's Equity	$	2,741,110
Less: Nonallowable accounts receivable	(	236,073)
Less: Nonallowable Furniture & Fixtures	(	60,449)
Less: Nonallowable prepaid expenses	(	525,897)
Less: Nonallowable Employee Notes	(	280,000)
Less: Inventory Haircut	(	160,456)
Net Capital	$	1,478,235

The computed net capital per the Company agreed with audited net capital.

Net Capital	$	1,478,235
Net Capital per company computation		1,478,235
Difference	$	0

NOTE I – LEASES

On January 1, 2008 & April 1, 2008, we entered into an office building lease agreement. The future minimum lease payments under this lease as of December 31, 2008 are as follows:

Year Ending:	Total
2009	$227,518
2010	224,907
2011	195,158
2012	199,332
2013	50,094
	$897,009

NOTE J – LINE OF CREDIT

We have a $5,000,000 line of credit loan for $5,000,000 with Security Bank of Kansas City that expires on April 11, 2009. This letter of credit is to be collaterized by possessory collateral held at Security Bank of Kansas. The balance on this account was $490,527 with $595,040 of possessory collateral on December 31, 2008.

NOTE K – MARGIN ACCOUNT

We have a margin account with our clearing firm Pershing, LLC. Our margin account is collaterized with our collateral held at Pershing LLL. Our net balance due on margin to Pershing, LLC on December 31, 2008 was $1,007,132 with $2,588,904 of collateral.

NOTE L – EMPLOYEE TERM NOTES

We entered into agreements with employees and advanced $350,000 under unsecured notes. These term notes will be repaid under certain conditions of non-employment and will be forgiven if the employee remains with us for a five year period. The current portion of these term notes is forgiven on December 31 each year of employment. As of December 31, 2008, the balance of these term notes is $280,000 of which $70,000 is current.

WEAVER & MARTIN

Member
DeWaay Financial Network, LLC

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of DeWaay Financial Network, LLC (the Company) for the year ended December 31, 2008, We considered its internal control environment, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Make quarterly examinations, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Due to the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Further, projection of any evaluation of internal control to future periods is subject to the risk that they may become

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

inadequate as a result of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control may not disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific control does not mitigate the risk of error or fraud in amounts that would be considered material to the financial reporting of the Company. We have not identified any material weaknesses during our audit procedures, including control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2008, thereby fulfilling the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than those intended.

Weaver & Martin

Weaver and Martin
Kansas City, MO
February 21, 2009